Exhibit 99.6

Lausanne, 20 May 2020

Information to Beneficial Owners regarding the Annual General Meeting 2020 of AC Immune SA, on 26 June 2020

If your shares in AC Immune SA were registered on 18 May 2020 in the name of a bank or brokerage firm (acting as your “Record Holder”), you are a “Beneficial Owner”.

Your Invitation and Voting Material

You will receive from your Record Holder, the Invitation to the Annual General Meeting 2020 (“AGM”), together with the Agenda of the AGM with the proposed motions for voting, your Proxy Card and the voting instructions.

If for any reason you have not received your Invitation from your Record Holder, you may also download the Invitation and additional documentation on our Webpage:

https://ir.acimmune.com/events/agm.

Voting at the AGM

Due to the coronavirus, there will be no “in-person” attendance of shareholders at the AGM, and shareholders will be able to vote via AC Immune SA’s independent proxy, before the AGM.

Your Record Holder will give you instructions on how to vote your shares at the AGM, whether electronically or using your personal Proxy Card.

You may also download a generic Proxy Card from the “Investors” page of our Website https://ir.acimmune.com/events/agm and send it to the independent proxy, together with supporting documentation, as instructed in the Invitation.

Becoming a Shareholder of Record

If you wish to become a “Shareholder of Record” after the AGM, you need to register as a shareholder with our transfer agent, Computershare Trust Company N.A..

Additional Information

All specific information is provided in the Invitation. We are also displaying a FAQ on our webpage https://ir.acimmune.com/events/agm. You may also directly contact us for any additional information at agm@acimmune.com.

Contact information: AC Immune SA, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland

Tel: +41 21 345 91 22 | Email: agm@acimmune.com | Website : https://ir.acimmune.com/events/agm